VOTING TRUST

This deed of trust made the 17___ day of December, 2009.

BETWEEN: Ernesto Echavarria
("Investor")

AND: J. Duane Poliquin and Morgan Poliquin
("Trustees")

WHEREAS the Investor is the beneficial and recorded owner of 1,650,000 common shares of the capital of Almaden Minerals Ltd. ("Almaden") and the beneficial and recorded holder of share purchase warrants entitling the holder to purchase up to 825,000 additional common shares of Almaden.

AND WHEREAS the Investor is of the view that the continued participation of the trustees in the direction of the affairs of Almaden is of benefit to the Investor as a Shareholder.

NOW THEREFORE for good and valuable consideration, the adequacy and receipt whereof the Investor hereby acknowledges, the Investor agrees with the Trustees and each of them that with regard to any and all shares of Almaden from time to time held or controlled by the Investor that he will grant proxies to the Trustees or either of them as requested by the Trustees or either of them with regard to any meeting of Shareholders of Almaden.

Nothing in this agreement shall in any way restrict or hinder the Investor in selling and otherwise dealing with any shares of Almaden from time to time held by Investor.

IN WITNESS WHEREROF, this Deed of Trust is accepted and delivered as of the ___ day of December, 2009.

Investor

per: ______________________
Ernesto Echavarria

Trustees

per: ______________________
J. Duane Poliquin

____
Morgan Poliquin